Cooperation Agreement

This Cooperation Agreement is entered on this day of June 25, 2014 between Petrosonic Energy Inc, (“Petrosonic”) and Western Research Institute of Wyoming, USA (“WRI”)., whereby the parties would contribute certain assets, services, and respective know how to test, validate and commercialize Petrosonic’s Sonoprocess TM and other applications of its sonicator related technologies in the market place. In addition, WRI will also assist Petrosonic in communicating with institutional investors and industry parties to promote the technology and its benefits to the industry, as well as, assist the company in seeking governmental funding to build a commercial plant.

Furthermore, Petrosonic is proposing to have a new sonication pilot test facility built at WRI’s facilities. The pilot will be capable of handling any source of heavy crude and any solvent as light as propane. An existing sonicator will be provided by Petrosonic. The rest of the process capability will need to be designed and implemented from feed stock receiving and handling, solvent and crude premixing, Asphaltenes and DAO separation, solvent removal from the products as required, and product handling for shipment to a 3rd Party for analysis. Appropriate piping, valves, instrumentation, controls, data logging and various other requirements will be necessary to satisfy the objectives of the new propane sonication pilot. Integration with the sonicator will be included in the scope to ensure complete process assembly and reliable operation. A suitable building with appropriate noise abatement, all utilities and operators will be required.

The propane sonication pilot will be based upon batch operation for each defined sonication test and will not require solvent recovery and recycling.

The primary objectives of this new sonication pilot is to generate Asphaltenes and Deasphalted Oil products of a quality such that the results from 3rd Party analysis can be reliably used to:

●	Demonstrate the capabilities and benefits of sonication to clients,

●	Serve as part of the design basis for commercial scale engineering design; and,

●	Generate economic feasibility studies.

The objectives in more detail would be to design and operate the pilot in a manner to ensure given test parameters (time under sonication in the sonication chamber, solvent to crude ratio, flow rate, sonication temperature and pressure) as well as process control and functional purpose (separation of Asphaltenes from the DAO, and, separation of solvent from Asphaltenes and DAO) are conducted to the quality and reliability that would maximize accuracy and minimize error with respect to the primary objectives.

WRI proposes to convert existing laboratory space to accommodate the laboratory equipment envisioned for the Petrosonic pilot. Petrosonic designated representatives, and Petrosonic potential clients will have full access to the site during this project and afterwards for routine tests. Petrosonic and Petrosonic designated representatives will have the permission to take and use photos of the test equipment. All such visitors will be escorted by a WRI employee. Following constitutes a front-end engineering proposal for the facility, see Figure 1.

Figure 1. Western Research Institute site map.

FEED Phase Budget

The cost of the proposed work, including the final design and operations review, will be $61,149. The FEED phase will take 6 to 8 weeks to complete, and will culminate in final budget and timeline estimates for the EPC phase. At the end of the FEED phase, WRI will facilitate the design and operations review in conjunction with GLE and Petrosonic. The labor cost of the design and operations review is included in the FEED phase budget.

EPC Phase Project Budget

The main purpose of the FEED phase of work is to develop an appropriate design for the EPC phase of work. The FEED phase of work will be undertaken concurrently by WRI, GLE, and Petrosonic. As such, any budget estimate for the EPC phase of work will be highly dependent on the work completed during the FEED phase.

At this stage of work, it is not possible to develop an appropriate budget for the EPC phase with any reliability. Given previous work at WRI, and the estimated process equipment and labor that will be needed, a very rough estimate of the EPC budget is about $650,000.

EPC Phase Project Schedule

Consideration of the scope of the project as it relates to similar pilot scale plants built and operated by WRI, it is estimated that the EPC phase and initial start-up would take 24 weeks, provided the sonication equipment is delivered in timely manner and in adequately operational condition. WRI understands that some electrical modification to the sonication skid may be necessary to ensure that the equipment conforms to hazardous location electrical standards. A preliminary EPC project timeline is given in the following chart.

Figure 2. EPC Phase Preliminary Timeline

WRI’s staff in the Energy/Production and Generation division is currently operating with sufficient resources to dedicate several senior and junior level engineering professionals to the Petrosonic project as needed. WRI anticipates having resources available to diligently complete the FEED and EPC phases, on time, during the next twelve months. Beyond this time frame WRI will make all reasonable efforts to adhere to any time frames and schedules within our control, including hiring or reallocation of additional support to ensure project timelines are maintained.

WRI adheres to firm policies and procedures for transparent project management. It is assumed that a traditional project management approach would be followed for the FEED phase. As such the initiation stage would develop the preliminary scope of work, followed by a detailed design of a project management plan including tasks and activities. Execution of the developed work scope and activities is strictly monitored to ensure timelines and budgets are adhered to. In the occurrence of any unforeseen events causing budgetary or timeline extensions, WRI policy is to work closely with clients, during the entire project, to ensure acceptable solutions are developed and maintained. Considering the EPC phase and plant operations phase is related to a research project WRI employs a similar project management approach with emphasis on critical path management to mitigate unforeseen challenges with operations and equipment. Therefore, it is critical that WRI work closely with the client during these phases to provide a transparent approach to dealing the inevitable difficulties of a research project.

Typical Test Run

Given the process conditions listed in the draft scope of work, a semi-batch installation is proposed to complete the desired testing. The inlet feed systems will be designed and built for continuous flow, and the outlet product collection systems will be designed for batch operation and manual sample collection. By designing the inlet systems for continuous flow, appropriate sample volumes can be collected from the proposed sonication reactor without the need for multiple operational runs for each sample. A basic process flow diagram is given in the following figure detailing the first working design.

Figure 3: Initial System Design

During a typical operational run, the following steps are proposed:

1.	Seal and leak-check the system with pressurized nitrogen

	a.	Repair any leaks and repeat as necessary

2.	Pressurize the system to test pressure with nitrogen gas

	a.	Note: initial pressurization will prevent propane vaporization at the start of testing

3.	Configure the sonicator outlet valve to deliver liquid product to the waste product collection vessel

4.	Start propane (solvent) injection at the desired flow rate.

5.	Start heavy oil injection at the desired flow rate

	a.	Note: both solvent and oil flow rates will be controlled through a PID loop in the PLC

6.	Hold at steady state flow conditions until the sonicator is full of mixed oil and solvent

7.	Activate the sonicator and adjust it to the desired power and frequency level

8.	Hold flow conditions, with the product entering the waste collection vessel, for a duration of 2-3 residence times.

9.	Once product sonication is ensured (2-3 residence times), switch the 3-way product valve to begin collecting the test sample.

10.	Hold flow conditions, with the product entering the spec product collection vessel, until 150% of the desired product is collected.

11.	Switch the product collection valve back to the waste product collection.

12.	Stop heavy oil and propane flow

13.	Begin de-pressurizing the product collection vessels through the back pressure control valve

	a.	The rate of de-pressurization will be controlled through the PLC to minimize mixing in the spec product collection vessel

14.	Collect DAO and asphaltene products once all solvent is vented

	a.	By running the system long enough, i.e. production of 150% of the desired product volume, sample separation will be much easier. Product at the DAO/asphaltene interface can be discarded

15.	Clean the system and reset for the next run

A typical test run can be completed once every 2-days. One day will be used for system testing, and the alternate day will be used for a complete system cleaning. During the FEED phase, process design steps will be undertaken to attempt to reduce the time required for setup and cleaning between tests.

As written above, a typical test will cost approximately $7,500. This includes all consumables (less the heavy oil that will be provided by Petrosonic), supplies, materials and labor for sample shipping, and hazardous waste disposal.

System Upgrades

The design and construction of a semi-batch system has an additional benefit to the long-term operability of the sonication lab. Should the system be upgraded to a continuous process, all of the front-end equipment for oil and solvent delivery will already be in place. The waste and product collection vessels will be designed such that access flanges will be available to include continuous collection of DAO and asphaltene product streams in the future if desired.

Idle Time Cost Estimate

System costs during idle time will be minimal. This will include minor charges for utilities, and a few hours per month for inspection and maintenance as needed. This cost will be fully developed during the FEED phase, but should not exceed $1,000/month.

WRI Resources

Personnel

WRI employs a talented and diverse staff of engineers and scientists. It is assumed that the appropriate engineers will be selected, based on their skill sets and availability, to manage and execute the project activities. During the FEED phase WRI will utilize multiple engineers with backgrounds in process, chemical and mechanical engineering. Key personnel will be Dr. Vijay Sethi, Mr. Beau Braunberger and Mr. Jerrod D. Isaak. Resumes are provided for key personnel in Attachment 1.

Relevant Project Examples

The Energy/Production and Generation division at WRI has managed, built and operated multiple research programs ranging in size from bench scale to semi-commercial scale. A list of some relevant programs and their scales are provided in Table 2, all of these projects were started from paper concept and completed with pilot plant/lab construction and operations. The majority of projects and pilot plants at WRI are similar scale or larger than the Sonication Lab in question, all pilot plants are equipped with state of the art PLC control and instrumentation as well as relevant modern equipment.

Table 2. List of Relevant Programs and Pilot Plants

Project	Description
Combustion Test Facility	300,000 BTU/hr Scaled T-Fired PC Boiler, Complete with heat recovery surfaces, common particulate & emission control devices. Complete flue gas characterization capabilities.

Coal Gasification	300,000 BTU/hr Fluid Bed Gasifier Fully instrumented and PLC controlled Full analytical suite installed 10 Ton per day Fixed Bed gasifier Fully instrumented and PLC controlled

Coal Upgrading and Handling	Bench Scale 400 lb/hr fluid bed Coal Dryer, Semi-Commercial 40 ton/day Fluid Bed Coal Upgrading Facility

Coal to Chemicals	500,000 BTU/hr Coal Slagging Furnace

Catalyst Development	WRI patented mixed-alcohol synthesis catalyst

Liquid Fuel Synthesis	Test units ranging from lab to pilot scale. Smallest units have 10 gram catalyst loading, largest have 2.5 kg loading. Production capability up to 2 bbl/day

WRI works closely with a full suite of sub-contracting firms to ensure tasks beyond our capabilities are completed in a quality and timely fashion. As it relates to this project, these services would include high-voltage electrical and coded pressure vessel fabrication. All engineering such as process design, equipment specification and instrumentation engineering would be done in-house by WRI engineering staff. Plant assembly and majority of fabrication would also be done in-house by WRI technicians and tradesman.

Sub-Contracted Work

Given the scope and size of the proposed testing, WRI would utilize sub contractors for electrical wiring, and ASME code vessel fabrication. WRI maintains relationships with several local electrical contractors, and utilizes several certified fabrication shops in Wyoming and Colorado.

Quotes will be requested from several contractors in each area before proceeding; however based on past experience the expected contractors will be:

Electrical Trident Electric 1509 Shetland Dr. Laramie, WY 82070 (307) 742-9282	ASME Code Vessels CVIC Inc. 6719 W Yellowstone Hwy Casper, WY 82604 (307) 237-6139

Assurance/Insurance and Warranties

WRI carries general liability, umbrella liability, environmental impact liability, and workers compensation insurance. The details of the policies, less the workers compensation policy, are provided in attachment 2. Considering the research nature of our work, WRI does not guarantee any performance capabilities or results of a research related pilot plant. WRI does guarantee that the workmanship of WRI staff and hired sub-contractors will be high quality and conform to all applicable standards, codes and regulations. WRI has intensive experience in working with reputable equipment providers/fabricators, as it relates to shop inspections WRI conducts a meet-and-greet as well as shop inspection of any new fabricator of key equipment such as pressure vessels. However, considering the equipment associated with the Sonication lab WRI does not expect to go outside of our current approved equipment providers and licensed fabricators. WRI follows strict safety practices and procedures to ensure the safety of our staff and visitors. All pilot plants and new processes receive a through HAZOP review and we ensure that the design and operation of any new facility includes typical safety procedures and practices such as emergency shut offs, pressure relief devices, proper ventilation and isolation of hazardous equipment and operations. These practices are followed and included from project initiation through completion of all testing.

Petrosonic Energy, Inc.		Western Research Institute

Signature:	/s/Art Agolli	Signature:	/s/Rebecca Fischer for Donald W. Collins, CEO
Name:	Art Agolli	Name:	Rebecca Fischer
Title:	CEO	Title:	Controller

Date:	8-14-2014	Date:	8-14-2014

ATTACHMENT 1: KEY PERSONNEL

ATTACHMENT 2: INSURANCE